                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                            SOFAMOR DANEK GROUP, INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   834005 10 0
                                 (CUSIP Number)



                            Marie-Helene Cotrel Plais
                                  La Canadienne
                               Avenue J.L. Sanguet
                            62520 Le Touquet, France
                         Telephone: 011-33-3-21-05-36-87
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                 Communications)

                                    Copy to:

                           Creighton O'M Condon, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000

                                January 26, 1998
             (Date of Event which Requires Filing of this Statement)
 ................................................................................

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

-----------------------------------------------
CUSIP NO.            834005 10 0
-----------------------------------------------
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Dr. Yves Paul Cotrel
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 / /

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          French
--------------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                           712,690

                  --------------------------------------------------------------
                      8    SHARED VOTING POWER
                           738,744

                  --------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                           712,690
                  --------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           738,744

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,451,434
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             / /
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.93%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

-----------------------------------------------
CUSIP NO.            834005 10 0
-----------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Philippe Cotrel
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 / /

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          French
--------------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                           200,377
                  --------------------------------------------------------------
                      8    SHARED VOTING POWER
                           738,744
                  --------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                           200,377
                  --------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           738,744
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,031,464
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             / /
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.21%


--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

-----------------------------------------------
CUSIP NO.            834005 10 0
-----------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Marie-Helene Cotrel Plais
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 / /

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          French
--------------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                           240,275
                  --------------------------------------------------------------
                      8    SHARED VOTING POWER
                           738,744
                  --------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                           240,275
                  --------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           738,744
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,071,362

--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             / /
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.37%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

-----------------------------------------------
CUSIP NO.            834005 10 0
-----------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Yves-Regis Cotrel
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 / /

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          French
--------------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                           181,877
                  --------------------------------------------------------------
                      8    SHARED VOTING POWER
                           738,744
                  --------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                           181,877

                  --------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER
                           738,744

--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,012,964
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             / /
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.14%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

-----------------------------------------------
CUSIP NO.            834005 10 0
-----------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Marie-Christine Cotrel Milliez
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 / /

--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          French
--------------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH

                           192,347
                  --------------------------------------------------------------
                      8    SHARED VOTING POWER

                           738,744
                  --------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                           192,347

                  --------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           738,744
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,023,434
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             / /
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.18%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

-----------------------------------------------
CUSIP NO.            834005 10 0
-----------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Catherine Cotrel Lechien
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 / /


--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          French
--------------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                           196,847
                  --------------------------------------------------------------
                      8    SHARED VOTING POWER

                           738,744
                  --------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                           196,847

                  --------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           738,744
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,027,934
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             / /
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.20%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

-----------------------------------------------
CUSIP NO.            834005 10 0
-----------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Elisabeth Cotrel Gauzan
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 / /


--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          French
--------------------------------------------------------------------------------
     NUMBER OF        7    SOLE VOTING POWER
       SHARES
    BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                           212,847
                  --------------------------------------------------------------
                      8    SHARED VOTING POWER

                           738,744
                  --------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                           212,847
                  --------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           738,744
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,043,934
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             / /
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.26%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

-----------------------------------------------
CUSIP NO.            834005 10 0
-----------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Benedicte Cotrel
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 / /


--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          French
--------------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                           181,613
                  --------------------------------------------------------------
                      8    SHARED VOTING POWER

                           738,744
                  --------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER
                           181,613

                  --------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           738,744
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,012,700
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             / /
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.13%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

-----------------------------------------------
CUSIP NO.            834005 10 0
-----------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Annie Cotrel
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 / /


--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          French
--------------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                           187,762
                  --------------------------------------------------------------
                      8    SHARED VOTING POWER

                           738,744
                  --------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                           187,762
                  --------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           738,744
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,018,849
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             / /
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          4.16%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

-----------------------------------------------
CUSIP NO.            834005 10 0
-----------------------------------------------

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Marie-Louise Cotrel
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          00
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                                 / /


--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          French
--------------------------------------------------------------------------------
     NUMBER OF        7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY
     OWNED BY
       EACH
     REPORTING
    PERSON WITH
                           697,532
                  --------------------------------------------------------------
                      8    SHARED VOTING POWER

                           738,744
                  --------------------------------------------------------------
                      9    SOLE DISPOSITIVE POWER

                           697,532
                  --------------------------------------------------------------
                      10   SHARED DISPOSITIVE POWER

                           738,744
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,436,276
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             / /
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.86%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

                  This Amendment No. 2 to the Statement on Schedule 13D dated as of June 21, 1993, as amended on November 18, 1993, is filed to reflect information required pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. In accordance with Rule 13d-2(c), the entire text of the Statement on Schedule 13D, as amended, is restated below.


Item 1.  SECURITY AND INTEREST

                  This statement relates to the shares of common stock, no par value (the "Shares"), of Sofamor Danek Group, Inc., an Indiana corporation ("Sofamor Danek"), which has its principal executive offices at 1800 Pyramid Place, Memphis, TN 38132.


Item 2.  IDENTITY AND BACKGROUND

                  This report is being filed by members of the Cotrel Family (as hereinafter defined). The members of the Cotrel Family filing this statement as a group include Dr. Yves Paul Cotrel ("Dr. Cotrel"), his wife Marie-Louise Cotrel ("Mrs. Cotrel") and their children (collectively, the "Cotrel Children"): Mr. Philippe Cotrel, Dr. Marie-Helene Cotrel Plais, Mr. Yves-Regis Cotrel, Ms. Marie-Christine Cotrel Milliez, Ms. Catherine Cotrel Lechien, Ms. Elisabeth Cotrel Gauzan, Ms. Benedicte Cotrel and Ms. Annie Cotrel. (Dr. Cotrel, Mrs. Cotrel and the Cotrel Children are hereinafter collectively referred to as the "Cotrel Family".)

                  The following sets forth certain information regarding each of the foregoing individuals:



                                                       RESIDENCE
              NAME                                OR BUSINESS ADDRESS                         PRINCIPAL OCCUPATION

Dr. Yves Paul Cotrel                24 bis, avenue du President Wilson                Retired surgeon
                                    75016 Paris
                                    FRANCE

Marie-Louise Cotrel                 24 bis, avenue du President Wilson                Housewife
                                    75016 Paris
                                    FRANCE

Philippe Cotrel                     Domaine de Wittenye                               Mayor of le Touquet,
                                    62520 Le Touquet Paris Plage                      France
                                    FRANCE

Marie-Helene Cotrel                 Sofamor Danek Europe                              Executive Vice President
Plais                               ZAC Paris Nord II                                 and Director, Sofamor
                                    13 de la Perdrix                                  Danek Group, Inc.
                                    BP50302 95940 Roissy CDG Cedex
                                    FRANCE

Yves-Regis Cotrel                   Maryc                                             Director, Maryc
Plais                               BP 46
                                    195472 Fosses Cedex
                                    FRANCE

Marie-Christine Cotrel              43, boulevard de Sevigne                          Housewife
Milliez                             35000 Rennes
                                    FRANCE

Catherine Cotrel                    87, rue de Brest                                  Housewife
Lechien                             22100 Dinan
                                    FRANCE

Elisabeth Cotrel Gauzan             13, rue Hugede                                    Housewife
                                    94340 Joinville le Pont
                                    FRANCE

Benedicte Cotrel                    Societe Francaise de Factoring                    Chief of Service, Societe
                                    130 ter Avenue Ceinture                           Francaise de Factoring
                                    95210 St. Gratien
                                    FRANCE

Annie Cotrel                        les Tilleuls                                      Artist
                                    91, boulevard de France
                                    62780 Cucq
                                    FRANCE


                  The principal business of Sofamor, S.N.C., a societe en nom collectif formed under the laws of France ("Sofamor"), is the developing, manufacturing and marketing of spinal implant devices which are used in the surgical treatment of spinal degenerative diseases, deformities, trauma induced disorders and resection of tumors. Sofamor is now a wholly-owned subsidiary of Sofamor Danek. The principal business of Societe Francaise de Factoring is factoring. The principal business of Sofamor Danek consists of the developing, manufacturing and marketing of devices, instruments, and computer assisted visualization products used in the treatment of spinal and cranial disorders.

Maryc is the family holding company of Yves-Regis Cotrel.

                  During the last 5 years none of the above-listed persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  Each of the natural persons listed above is a French citizen.

                  There can be no assurance that the Cotrel Family will continue to act as a group.


Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  Sofyc, S.A., a societe anonyme registered under the laws of France ("Sofyc"), and the Cotrel Family received an aggregate of 5,055,063 Shares from Danek Group, Inc. ("Danek") on June 21, 1993 in exchange for their shares of Sofamor common stock pursuant to a stock exchange agreement dated as of March 28, 1993, as amended by Amendment No. 1 dated as of June 21, 1993 (as so amended, the "1993 Stock Exchange Agreement"), among Danek, Dr. Cotrel, the Cotrel Children and Yves Marie Cotrel, Dr. Cotrel's late father, together with all other persons who formerly held shares of Sofamor (collectively with Sofyc and the Cotrel Family, the "Holders"). Prior to its acquisition by Danek, Sofamor was privately owned. At the time of the 1993 Stock Exchange Agreement, Sofyc was a family holding company whose principal business was owning investments for the Cotrel Family including the stock of Sofamor.

                  In addition, Dr. Cotrel received 399,240 Shares from Danek in exchange for certain intellectual property pursuant to an intellectual property purchase agreement dated as of March 28, 1993 among Dr. Cotrel, Danek and Sofamor (the "Intellectual Property Purchase Agreement"). Sofyc also received two Shares in exchange for Sofyc's minority interests in two Sofamor subsidiaries pursuant to the Sofyc stock exchange agreement dated as of June 21, 1993 between Danek and Sofyc (the "Sofyc Stock Exchange Agreement").

                  On January 26, 1998, the Cotrel Family, as shareholders of Sofyc, entered into a stock exchange agreement (the "1998 Stock Exchange Agreement") with Sofamor Danek whereby the Cotrel Family exchanged 543,964 shares of capital, FF100 nominal value per share, of Sofyc for an aggregate of 2,806,080 Shares, $1,000,000 in cash, less certain expenses relating to the exchange, and the assumption by Sofamor Danek of certain outstanding loans amounting to approximately $925,000. Sofamor Danek effectively repurchased beneficial ownership of 3,337,272 Shares in exchange for an aggregate of 2,806,080 Shares. As a result of the transaction, the outstanding Shares of Sofamor Danek were reduced by 531,192 Shares.

Item 4.  PURPOSE OF TRANSACTION

                  The Cotrel Family entered into the 1998 Stock Exchange Agreement for estate planning purposes. The Cotrel Family plans to dispose of a certain amount of the Shares received in the Stock Exchange Agreement pursuant to the Registration Rights Agreement (as hereinafter defined) as described in
Item 6.

                  Sofyc and the members of the Cotrel Family entered into the 1993 Stock Exchange Agreement and the related Intellectual Property Purchase Agreement and Sofyc Stock Exchange Agreement in order to facilitate and to participate in the combination of Sofamor and Danek.

                  The Shares received by Dr. Cotrel, the Cotrel Children and certain other Holders were also originally subject to a Shareholders' Agreement (as hereinafter defined). Pursuant to the terms of the Shareholders' Agreement all restrictions arising out of such agreement have lapsed, except that the Cotrel Family, together with certain other Holders, has retained the right to appoint one member of the Board of Directors of Sofamor Danek (the "Board"). Pursuant to the terms of the 1998 Stock Exchange Agreement, Marie-Helene Cotrel Plais, rather than Sofyc, will now appoint such Board member on behalf of the signatories thereto.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER

                  The Cotrel Family holds Shares under each of three forms of ownership existing under French law: pleine propriete (full ownership), usufruit and nue propriete. A share held in usufruit and nue propriete represent, in this case, a life estate and a remainder interest, respectively, in such Share. Full ownership is ownership without division into life estate and remainder interests.

                  Whereas certain Shares are held by members of the Cotrel Family in pleine propriete, others are held in usufruit by Dr. Cotrel and Mrs. Cotrel, on the one hand, and in nue propriete by the Cotrel Children, on the other hand. The usufruit interest of Dr. Cotrel and Mrs. Cotrel is a lifetime interest, with a remainder interest vested in the Cotrel Children. This split of the full ownership interest for certain Shares between usufruit and nue propriete was effected for estate planning purposes. Upon acquisition of the usufruit interest in a Share by the holder of the corresponding nue propriete interest in such Share, such holder automatically becomes its full and sole owner.

                  Under French law, usufruit shareholders have the right to receive dividends declared out of the fiscal year's profits and the right to vote for matters within the competence of ordinary shareholders' meetings. The Nominee Agreements (the "Nominee Agreements") signed on June 1, 1993 by Dr. Cotrel and each of the other members of the Cotrel Family carry these rights over with respect to the Shares held by them in usufruit and nue propriete. Such Nominee Agreements are described in Item 6.

                  Under French law, nue propriete shareholders have the right to receive dividends declared out of reserves and the right to vote for matters within the competence of extraordinary shareholders' meetings. The Nominee Agreements signed on June 1, 1993 by Dr. Cotrel and each of the other members of the Cotrel Family carry over these rights with respect to the Shares held by them in usufruit and nue propriete.

                  The following table shows the aggregate number and percentage of Shares beneficially owned by the Cotrel Family and the number of Shares as to which its members have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose of or to direct the disposition of, or shared power to dispose of or to direct the disposition of, as of January 27, 1998.

                                                                                      NUMBER OF               NUMBER OF
                                                                                      SHARES OF               SHARES OF
                                       NUMBER OF                                      WITH SOLE              WITH SHARED
                                         SHARES                                      DISPOSITIVE            DISPOSITIVE OR
                                      BENEFICIALLY             PERCENTAGE             AND VOTING             SHARED VOTING
                                         OWNED                OF SHARES(1)             POWER(2)                POWER(3)

Yves Paul Cotrel                          1,451,434 (4)            5.93%                 712,690 (4)          738,744

Marie-Louise Cotrel                       1,436,276                5.86                  697,532              738,744 (5)

Marie-Helene Cotrel Plais                 1,071,362 (6)(7)         4.37                  240,275 (7)          738,744

Philippe Cotrel                           1,031,464 (6)            4.21                  200,377              738,744

Yves-Regis Cotrel                         1,012,964 (6)            4.14                   181,877             738,744

Marie-Christine Cotrel Milliez            1,023,434 (6)            4.18                  192,347              738,744

Catherine Cotrel Lechien                  1,027,934 (6)            4.20                  196,847              738,744

Elisabeth Cotrel Gauzan                   1,043,934 (6)            4.26                  212,847              738,744

Benedicte Cotrel                          1,012,700 (6)            4.13                  181,613              738,744

Annie Cotrel                              1,018,849 (6)            4.16                  187,762              738,744

Total Number of Shares held
by the Cotrel Family                      3,689,711 (8)           15.07%


--------------------------


(1) Based on a total of 24,491,324 outstanding Shares (derived from 25,022,516 outstanding Shares as of September 30, 1997, as disclosed in Sofamor Danek's Registration Statement on Form S-3 filed with the Securities and Exchange Commission on January 26, 1998
         (No. 333-44919), minus the net reduction of 531,192 outstanding Shares resulting from the transactions contemplated by the 1998 Stock Exchange Agreement).

(2)      Includes Shares owned in full ownership.

(3) Includes Shares owned in usufruit or nue propriete. Dr Cotrel and Mrs. Cotrel, pursuant to the Nominee Agreements with each of the Cotrel Children, transferred nue propriete interests in 92,343 Shares to each of the Cotrel Children. Since all of the Cotrel Children received nue propriete interests in such Shares and Dr. Cotrel and Mrs. Cotrel retained usufruit interests in all such Shares in the aggregate, the Cotrel Children and Dr. Cotrel and Mrs. Cotrel may be deemed to share beneficial ownership in all 738,744 Shares currently covered by the Nominee Agreements.

(4) Includes 707,690 Shares directly owned by Dr. Cotrel in full ownership and options exercisable within 60 days to purchase 5,000 Shares at an exercise price of $11.875 per Share.

(5) Pursuant to the Nominee Agreements, Mrs. Cotrel has shared voting powers with respect to 738,744 Shares held in usufruit. However, Mrs. Cotrel does not have dispositive powers with respect to these Shares held in usufruit.

(6) For each of the Cotrel Children, includes 738,744 Shares in nue propriete.


(7) Includes 192,075 Shares held in full ownership and options exercisable within 60 days to purchase: 4800 Shares at an exercise price of $24.25; 2400 Shares at an exercise price of $14.375; and 41,000 Shares at an exercise price of $12.375.

(8) Of these, an aggregate of 738,744 Shares are split among members of the Cotrel Family into nue propriete and usufruit interests.

                  The following table describes sales of Shares effected by the members of the Cotrel Family since November 20, 1997.



                                                         DATE OF SALE                 NUMBER OF            PRICE PER SHARE
                                                                                     SHARES SOLD              (EXCLUDING
                                                                                                             COMMISSIONS)



Philippe Cotrel                                           11/20/97                          1000                      $70.00
                                                          12/29/97                          2000                      $63.00




Yves-Regis Cotrel                                           1/7/98                          1500                      $65.00




Benedicte Cotrel                                          11/25/97                          1000                      $65.00




Total Number of Shares                                                                     5,500
sold by the Cotrel Family
since 11/20/97:






Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  On January 26, 1998, the Cotrel Family, as shareholders of Sofyc, entered into the 1998 Stock Exchange Agreement with Sofamor Danek whereby the Cotrel Family exchanged 543,964 shares of capital, FF100 nominal value per share, of Sofyc for an aggregate of 2,806,080 Shares, $1,000,000 in cash, less certain expenses relating to the exchange, and the assumption by Sofamor Danek of certain outstanding loans amounting to approximately $925,000. Sofamor Danek effectively repurchased beneficial ownership of 3,337,272 Shares in exchange for an aggregate of 2,806,080 Shares. As a result of the transaction, the outstanding Shares of Sofamor Danek were reduced by 531,192 Shares.

                  In connection with the 1998 Stock Exchange Agreement, the Cotrel Family entered into a registration rights agreement (the "Registration Rights Agreement") dated January 26, 1998 among the Cotrel Family and Sofamor Danek. Pursuant to the Registration Rights Agreement, Sofamor Danek has agreed to use reasonable efforts to effect the registration of 1,600,000 Shares received by the Cotrel Family pursuant to the 1998 Stock Exchange Agreement by June 30, 1998. Sofamor Danek has also agreed pursuant to the Registration Rights Agreement that if such registration is not effected by June 30, 1998, the Cotrel Family will be provided with one additional demand registration right. At any time following the first anniversary of the closing of the offering contemplated by the above registration and prior to the fourth anniversary of such closing, Dr. Cotrel and Mrs. Cotrel, acting together, may also exercise one demand registration right (the "Cotrel Registration"). The Cotrel Registration is subject to delay and extension as set forth in the Registration Rights Agreement.

                  Pursuant to the terms of the 1993 Stock Exchange Agreement, the Intellectual Property Purchase Agreement and the Sofyc Stock Exchange Agreement, each on June 21, 1993, the Cotrel Family received an aggregate of 5,454,305 Shares from Danek in exchange for their shares of Sofamor common stock, certain intellectual property and Sofyc's interest in two Sofamor subsidiaries. The average trading price of the shares used to calculate the exchange ratio of Shares to Sofamor shares was $37.571429.

                  Dr. Cotrel, the Cotrel Children and certain other Holders were parties to a shareholders' agreement (the "Shareholders' Agreement") dated as of June 21, 1993 among such Holders, Danek and Sofyc, as designated representative. Pursuant to the terms of the Shareholders' Agreement all restrictions arising out of such agreement have lapsed, except that the Cotrel Family, together with certain other Holders, has retained the right to appoint one member of the Board. Pursuant to the terms of the 1998 Stock Exchange Agreement, Marie-Helene Cotrel Plais, rather than Sofyc, will now appoint such Board member on behalf of the shareholders signatory thereto.

                  Dr. Cotrel, the Cotrel Children and certain other Holders were parties to an escrow agreement (the "Escrow Agreement") dated as of June 21, 1993 among the Holders, Danek and Citibank, N.A., as escrow agent. All Shares subject to the Escrow Agreement have been released and are no longer subject to such agreement.

                  Dr. Cotrel, the Cotrel Children and certain other Holders were parties to an escrow agreement (the "Bear, Stearns Escrow Agreement") dated as of June 21, 1993 among

Sofyc, the Cotrel Family, another Holder, Bear, Stearns & Co. Inc. and Citibank, N.A., as escrow agent. All Shares subject to the Bear, Stearns Escrow Agreement have been released and are no longer subject to such agreement.

                  On June 1, 1993, Dr. Cotrel and Mrs. Cotrel entered into Nominee Agreements with each of the Cotrel Children. The Nominee Agreements preserve the form of the Cotrel Family's ownership interest in the Shares that were received in exchange for shares of Sofamor common stock as it previously existed in such shares of Sofamor common stock, which were divided into usufruit and nue propriete interests.

                  The Nominee Agreements entered into among Dr. Cotrel, Mrs. Cotrel and each of the Cotrel Children concern the 116,282.5 Shares received in exchange for the 2,920 Sofamor shares held in usufruit by Dr. Cotrel (and, pursuant to French Community Property laws, Mrs. Cotrel) and in nue propriete by each of the Cotrel Children resulting from the donation-sharing deed dated August 27, 1991, by which Dr. Cotrel and Mrs. Cotrel transferred their nue propriete interests in such Sofamor shares to each of the Cotrel Children.

                  The Nominee Agreements among Dr. Cotrel, Mrs. Cotrel and each of the Cotrel Children each provide that the dividends (or portion thereof) distributed by Sofamor Danek shall be definitively acquired by Dr. Cotrel and Mrs. Cotrel when such dividends are paid out of the profits of the fiscal year. The dividends (or portion thereof) paid out of the reserves of Sofamor Danek or any accounting line other than profits from the fiscal year shall be received for the account of each of the Cotrel Children and shall be turned over to such child.

                  Such Nominee Agreements also provide that for any resolution at a Sofamor Danek shareholders' meeting that corresponds under French corporate law as being within the power of an ordinary shareholders' meeting, Dr. Cotrel shall obtain the prior approval of Mrs. Cotrel as to how to vote the proposed resolutions and shall advise her of his vote.

                  For any resolution at a Sofamor Danek shareholders' meeting that corresponds under French corporate law as being within the power of an extraordinary shareholders' meeting, Dr. Cotrel shall obtain the prior approval of Mrs. Cotrel and the holder of the Shares in nue propriete as to how to vote the proposed resolutions and shall advise them of his vote.

                  In case of any sales of all or part of the ownership interest of Shares divided into usufruit and nue propriete between Dr. Cotrel and Mrs. Cotrel, on the one hand, and each of the Cotrel Children, on the other hand, Dr. Cotrel shall receive the sale proceeds, subject to paying over to the holder of the Shares in nue propriete the price corresponding to the value of the remainder interest according to the schedule in Article 762 of the French General Tax Code.

                  The nomination with respect to such Shares of Dr. Cotrel by Mrs. Cotrel and the Cotrel Children is valid so long as Dr. Cotrel and Mrs. Cotrel maintain their current marital status, and is irrevocably granted and accepted.

                  The Nominee Agreements do not control Shares that Dr. Cotrel or the Cotrel Children hold in full, undivided, ownership.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS

                  Exhibits (a) through (q) were filed as attachments to the
Schedule 13D, on January 6, 1994.

                  a) Stock Exchange Agreement dated as March 28, 1993 among Danek and the Holders, as amended by Amendment No.1 dated as of June 21, 1993. (Incorporated by reference from the Statement on Schedule 13D (the "June 1993
Schedule 13D") filed by Sofyc and the Cotrel Family dated as of June 21, 1993 with respect to Sofamor Danek.)

                  b) Intellectual Property Purchase Agreement dated as of March 28, 1993 among Dr. Cotrel, Danek and Sofamor. (Incorporated by reference from the June 1993 Schedule 13D.)

                  c) Sofyc Stock Exchange Agreement dated as of March 28, 1993 between Sofyc and Danek. (Incorporated by reference from the June 1993 Schedule 13D.)

                  d) Shareholder's Agreement dated as of June 21, 1993 among the Holders listed on the signature pages thereto, Danek and Sofyc, as designated representative. (Incorporated by reference from the June 1993 Schedule 13D.)

                  e) Shareholders' Representative Agreement dated March 28, 1993 among the Holders listed on the signature pages thereto and Sofyc, as representative. (Incorporated by reference from the June 1993 Schedule 13D.)

                  f) Statuts (By-Laws) of Sofyc, S.C. in French with English translation. (Incorporated by reference from the June 1993 Schedule 13D.)

                  g) Escrow Agreement dated as of June 21, 1993 among the Holders listed on the signature pages thereto, Danek, and Citibank, N.A. (Incorporated by reference from the June 1993 Schedule 13D.)

                  h) Escrow Agreement dated as of June 2, 1993 among the Cotrel Family, Gerard Le Gall, Bear Stearns and Citibank, N.A. (Incorporated by reference from the June 1993 Schedule 13D.)

                  i) Nominee Agreement dated June 1, 1993 among Dr. Yves Paul Cotrel, Mrs. Marie-Louise Cotrel and Mr. Philippe Cotrel. (Incorporated by reference from the June 1993 Schedule 13D.)

                  j) Nominee Agreement dated June 1, 1993 among Dr. Yves Paul Cotrel, Mrs. Marie-Louise Cotrel and Mrs. Marie-Helene Cotrel Plais. (Incorporated by reference from the June 1993 Schedule 13D.)

                  k) Nominee Agreement dated June 1, 1993 among Dr. Yves Paul Cotrel, Mrs. Marie-Louise Cotrel and Mr. Yves-Regis Cotrel. (Incorporated by reference from the June 1993 Schedule 13D.)

                  l) Nominee Agreement dated June 1, 1993 among Dr. Yves Paul Cotrel, Mrs. Marie-Louise Cotrel and Mrs. Marie-Christine Cotrel Milliez. (Incorporated by reference from the June 1993 Schedule 13D.)

                  m) Nominee Agreement dated June 1, 1993 among Dr. Yves Paul Cotrel, Mrs. Marie-Louise Cotrel and Mrs. Catherine Cotrel Lechien. (Incorporated by reference from the June 1993 Schedule 13D.)

                  n) Nominee Agreement dated June 1, 1993 among Dr. Yves Paul Cotrel, Mrs. Marie-Louise Cotrel and Mrs. Elisabeth Cotrel Gauzan. (Incorporated by reference from the June 1993 Schedule 13D.)

                  o) Nominee Agreement dated June 1, 1993 among Dr. Yves Paul Cotrel, Mrs. Marie-Louise Cotrel and Mrs. Benedicte Cotrel Sandere. (Incorporated by reference from the June 1993 Schedule 13D.)

                  p) Nominee Agreement dated June 1, 1993 among Dr. Yves Paul Cotrel, Mrs. Marie-Louise Cotrel and Ms. Annie Cotrel. (Incorporated by reference from the June 1993 Schedule 13D.)

                  q) Nominee Agreement dated June l, 1993 between Dr. Yves Paul Cotrel and Mr. Yves Marie Cotrel. (Incorporated by reference from the June 1993
Schedule 13D.)

                  r) Stock Exchange Agreement dated January 26, 1998 among Sofamor Danek and the Holders listed on the signature pages thereto.

                  s) Registration Rights Agreement dated January 26, 1998 among Sofamor Danek and the Holders listed on the signature pages thereto.

                                    SIGNATURE



                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 28, 1998


                         By /s/ Philippe Cotrel
                            _____________________________
                            Name:     Philippe Cotrel
                            Title:    For himself, and as an
                                      Attorney-in-Fact for
                                      Dr. Yves Paul Cotrel,
                                      Marie-Helene Cotrel Plais,
                                      Yves-Regis Cotrel,
                                      Marie-Christine Cotrel Milliez,
                                      Catherine Cotrel Lechien,
                                      Elisabeth Cotrel Gauzan,
                                      Benedicte Cotrel,
                                      Annie Cotrel and
                                      Marie-Louise Cotrel,
                                      pursuant to powers of attorney
                                      contained in the June 1993
                                      Schedule 13D

                                EXHIBIT INDEX


                  Exhibits (a) through (q) were filed as attachments to the
Schedule 13D, on January 6, 1994.

                 *a) Stock Exchange Agreement dated as March 28, 1993 among Danek and the Holders, as amended by Amendment No. 1 dated as of June 21, 1993. (Incorporated by reference from the June 1993 Schedule 13D.)

                 *b) Intellectual Property Purchase Agreement dated as of March 28, 1993 among Dr. Cotrel, Danek and Sofamor. (Incorporated by reference from the June 1993 Schedule 13D.)

                 *c) Sofyc Stock Exchange Agreement dated as of March 28, 1993 between Sofyc and Danek. (Incorporated by reference from the June 1993 Schedule 13D.)

                 *d) Shareholder's Agreement dated as of June 21, 1993 among the Holders listed on the signature pages thereto, Danek and Sofyc, as designated representative. (Incorporated by reference from the June 1993 Schedule 13D.)

                 *e) Shareholders' Representative Agreement dated March 28, 1993 among the Holders listed on the signature pages thereto and Sofyc, as representative. (Incorporated by reference from the June 1993 Schedule 13D.)

                 *f) Statuts (By-Laws) of Sofyc, S.C. in French with English translation. (Incorporated by reference from the June 1993 Schedule 13D.)

                 *g) Escrow Agreement dated as of June 21, 1993 among the Holders listed on the signature pages thereto, Danek, and Citibank, N.A. (Incorporated by reference from the June 1993 Schedule 13D.)

                 *h) Escrow Agreement dated as of June 2, 1993 among the Cotrel Family, Gerard Le Gall, Bear Stearns and Citibank, N.A. (Incorporated by reference from the June 1993 Schedule 13D.)

                 *i) Nominee Agreement dated June 1, 1993, among Dr. Yves Paul Cotrel, Mrs. Marie-Louise Cotrel and Mr. Philippe Cotrel. (Incorporated by reference from the June 1993 Schedule 13D.)

                 *j) Nominee Agreement dated June 1, 1993 among Dr. Yves Paul Cotrel, Mrs. Marie-Louise Cotrel and Mrs. Marie-Helene Cotrel Plais. (Incorporated by reference from the June 1993 Schedule 13D.)








*Previously filed.

                 *k) Nominee Agreement dated June 1, 1993 among Dr. Yves Paul Cotrel, Mrs. Marie-Louise Cotrel and Mr. Yves-Regis Cotrel. (Incorporated by reference from the June 1993 Schedule 13D.)

                 *l) Nominee Agreement dated June 1, 1993 among Dr. Yves Paul Cotrel, Mrs. Marie-Louise Cotrel and Mrs. Marie-Christine Cotrel Milliez. (Incorporated by reference from the June 1993 Schedule 13D.)

                 *m) Nominee Agreement dated June 1, 1993 among Dr. Yves Paul Cotrel, Mrs. Marie-Louise Cotrel and Mrs. Catherine Cotrel Lechien. (Incorporated by reference from the June 1993 Schedule 13D.)

                 *n) Nominee Agreement dated June 1, 1993 among Dr. Yves Paul Cotrel, Mrs. Marie-Louise Cotrel and Mrs. Elisabeth Cotrel Gauzan. (Incorporated by reference from the June 1993 Schedule 13D.)

                 *o) Nominee Agreement dated June 1, 1993 among Dr. Yves Paul Cotrel, Mrs. Marie-Louise Cotrel and Mrs. Benedicte Cotrel Sandere. (Incorporated by reference from the June 1993 Schedule 13D.)

                 *p) Nominee Agreement dated June 1, 1993 among Dr. Yves Paul Cotrel, Mrs. Marie-Louise Cotrel and Ms. Annie Cotrel. (Incorporated by reference from the June 1993 Schedule 13D.)

                 *q) Nominee Agreement dated June 1, 1993 between Dr. Yves Paul Cotrel and Mr. Yves Marie Cotrel. (Incorporated by reference from the June 1993
Schedule 13D.)

                  r) Stock Exchange Agreement dated January 26, 1998 among Sofamor Danek and the Holders listed on the signature pages thereto.

                  s) Registration Rights Agreement dated January 26, 1998 among Sofamor Danek and the Holders listed on the signature pages thereto.